Filed Pursuant to Rule 433

Dated May 13, 2013

Registration No.333-187546

600,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Series H Preferred Stock

(Non-Cumulative, Liquidation Amount $1,000 per Depositary Share)

Pricing Term Sheet

Issuer:	Fifth Third Bancorp (the “Company”)

Securities Offered:	600,000 Depositary Shares (representing 24,000 shares of Series H Preferred Stock)

Security Type:	SEC Registered

Currency:	USD

Liquidation Amount:	$1,000 per Depositary Share ($25,000 per share of Series H Preferred Stock)

Price to Public:	$1,000 per Depositary Share

Expected Ratings (Moody’s/S&P/Fitch/DBRS)*:	Ba1(stable) / BB+(positive) / BB(positive) / BB(High)

Trade Date:	May 13, 2013

Settlement Date:	May 16, 2013 (T+3)

Maturity:	Perpetual

Dividend Rate (Non-Cumulative):	5.10% through but excluding June 30, 2023 and three-month LIBOR plus 3.033% beginning on June 30, 2023.

Fixed Rate Dividend Payment Dates:	June 30 and December 31 of each year, commencing December 31, 2013, on a non-cumulative basis and subject to declaration of a dividend on the Series H Preferred Stock by the board of directors of the Company

Floating Rate Dividend Payment Dates:	March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2023, on a non-cumulative basis and subject to declaration of a dividend on the Series H Preferred Stock by the board of directors of the Company

Day Count Convention:	Fixed: 30/360; Floating: Actual/360

Optional Redemption:

Subject to receiving any required regulatory approvals, the Company may redeem the Series H Preference Shares at its option, (i) in whole or in part, at any time, or from time to time, on or after June 30, 2023, and (ii) following a “regulatory capital event”, as described in the preliminary prospectus supplement, in whole, but not in part, at any time prior to June 30, 2023, in each case at 100% of their liquidation preference, plus declared but unpaid dividends, if any, without accumulation of undeclared dividends to the redemption date. Upon any redemption of the Series H Preference Shares, the depositary will redeem a proportionate number of depositary shares.

Neither the holders of the Series H Preferred Stock nor the holders of Depositary Shares will have the right to require the redemption or repurchase of the Series H Preferred Stock.

Voting Rights:	None generally, except as required by Ohio law and described in the preliminary prospectus supplement.

Proceeds (Before Expenses) to Company:	$592,500,000

Ranking:	The Series H Preference Shares will rank equally with the Company’s Series G Preferred Stock; junior to the Company’s secured and unsecured debt; and senior to the Company’s common stock.

Use of Proceeds:	General corporate purposes, which may include repurchases of the Company’s common stock.

Form:	Book-entry only

CUSIP/ISIN:	316773CM0 / US316773CM07

Joint Book-running Managers:	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, Goldman, Sachs & Co. toll free at 1-866-471-2526, or J.P. Morgan Securities LLC collect at (212) 834-4533.